UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2000

                    Form U-12 (I) - B (THREE-YEAR STATEMENT)

         STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING
        COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY
         A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE
       EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE
                                     71 (b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1.       Name and business address of person filing statement.

         Daniel Furlong
         GPU Nuclear, Inc.
         One Upper Pond Road
         Parsippany, NJ 07054

2.       Names  and  business   addresses  of  any  persons   through  whom  the
         undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

         None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

         GPU Nuclear, Inc., a subsidiary of GPU, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

         Respondent is a Comptroller of GPU Nuclear, Inc. and devotes the major portion of his working time to the usual duties incident to such position.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                                                             Person or company
                         Salary or other                     from whom received
   Name of receipient    compensations    To be received     or to be received
                               (a)              (b)

   Daniel Furlong
       1997                $143,624                          GPU Nuclear, Inc.
       1998                                $117,000          GPU Nuclear, Inc.
       1999                                $117,000          GPU Nuclear, Inc.
       2000                                $117,000          GPU Nuclear, Inc.
 .
         Respondent's 1997 compensation from the companies in the GPU System was received from GPU Nuclear, Inc. Such compensation, including incentive compensation received in 1997, if any, amounted in the aggregate to $143,624. Based on his present salary rate, respondent estimates that his 1998, 1999, and 2000 compensation, each year, will be $117,000. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 1998, 1999, and 2000.

         (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

         (a) Total amount of routine expenses charged to client: $233

         (b) Itemized list of all other expenses:


January 29, 1998                                (Signed)     /s/ Daniel Furlong

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2000

                    Form U-12 (I) - B (THREE-YEAR STATEMENT)

         STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING
        COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY
         A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE
       EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE
                                     71 (b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1.       Name and business address of person filing statement.

         James Langenbach
         GPU Nuclear, Inc.
         Route 441 South
         Middletown, PA 17057

2.       Names  and  business   addresses  of  any  persons   through  whom  the
         undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

         None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

         GPU Nuclear, Inc., a subsidiary of GPU, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

         Respondent is a Vice President of GPU Nuclear, Inc. and devotes the major portion of his working time to the usual duties incident to such position.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                                                             Person or company
                         Salary or other                     from whom received
   Name of receipient    compensations    To be received     or to be received
                               (a)              (b)

   James Langenbach
         1997              $162,667                          GPU Nuclear, Inc.
         1998                                $135,411        GPU Nuclear, Inc.
         1999                                $135,411        GPU Nuclear, Inc.
         2000                                $135,411        GPU Nuclear, Inc.
 .
         Respondent's 1997 compensation from the companies in the GPU System was received from GPU Nuclear, Inc. Such compensation, including incentive compensation received in 1997, if any, amounted in the aggregate to $162,667. Based on his present salary rate, respondent estimates that his 1998, 1999, and 2000 compensation, each year, will be $135,411. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 1998, 1999, and 2000.

         (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

         (a) Total amount of routine expenses charged to client: $4,442

         (b) Itemized list of all other expenses:


January 29, 1998                             (Signed)     /s/ James Langenbach